Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration Statement No. 333-232731

GFL Environmental Holdings Inc.

On August 30, 2019, The Globe and Mail, Report on Business Magazine, published an article (the “Article”) on its website (www.theglobeandmail.com) and in print that contained information excerpted from an interview with Patrick Dovigi, Chief Executive Officer of GFL Environmental Holdings Inc. (the “Company”). The Article discussed the Company’s initial public offering, the Registration Statement (as defined below) and the Company. The full text of the Article, as posted on The Globe and Mail’s website, is reproduced below. The Article was not prepared by or reviewed by the Company prior to publication. The Company is not affiliated with The Globe and Mail, and the Company did not make any payment or give any consideration to The Globe and Mail in connection with the Article.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (File No. 333-232731) (as amended from time to time, the “Registration Statement”). The statements in the Article attributed to or derived from Messrs. Dovigi, Pelosi and Manziaris were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement. Statements in the Article that are not attributed directly to Messrs. Dovigi, Pelosi and Manziaris or the Company, or that are not based on or derived from the Company’s Registration Statement, represent the opinions of The Globe and Mail or others and are not endorsed or adopted by the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the Company’s Registration Statement. In particular, you should carefully read the risk factors described in the Registration Statement.

Clarifications and Corrections

For purposes of clarification and correction, the Company notes the following factual misstatements contained in the Article:

1. With respect to the statement that “GFL hopes to raise $1.98 billion” in the last sentence of the fourth paragraph, the Company notes that, although it has filed the Registration Statement with a proposed maximum offering size of $100 million of subordinate voting shares (for purposes of calculating the registration fee for such Registration Statement), it has not yet decided on the proposed offering size. Such amount is subject to change due to market conditions and other factors.

2. With respect to the statement that “Mr. Dovigi’s stake could be worth up to $2 billion” in the first sentence of the sixth paragraph, the Company notes that the value of Mr. Dovigi’s ownership in the Company following the offering is dependent on, among other things, the valuation of the Company’s subordinate voting shares it offers in the offering.

3. The statement in the fourth sentence of the forty-eighth paragraph should reflect that the Company intends to list its subordinate voting shares on the Toronto Stock Exchange and the New York Stock Exchange.

4. With respect to the third, fourth and fifth sentences of the forty-ninth paragraph, the Company notes that it does not have knowledge as to the timing of sales by any of the Company’s existing shareholders. In addition, the Company notes that, as indicated in the Registration Statement, the Company intends to use the proceeds from the offering to repay indebtedness.

5. The statements in the twentieth, twenty-seventh, twenty-eighth, thirty-first, forty-third, forty-fifth, fiftieth and fifty-first paragraphs, the last sentence of the sixteenth paragraph, the last sentence of the thirteenth paragraph and the first two sentences of the forty-ninth paragraph of the Article are neither based on, nor derived from, information provided by the Company, whether in the Registration Statement or otherwise, and are not endorsed or adopted by the Company in any manner.

6. With respect to the last sentence of the forty-second paragraph, the Company notes that its pro forma net loss for the 12 months ended December 31, 2018 was C$597 million.

Full Text of The Globe and Mail Article

Talking Trash

Since Patrick Dovigi burst onto the scene in 2011 with a lowball bid for Toronto’s garbage routes, there have been whispers about how he did it. Now GFL is poised for one of the biggest IPOs in Canadian history

By Jason Kirby

The Globe and Mail, Report on Business Magazine

August 30, 2019

CANADA’S KING OF GARBAGE is, at this moment, standing shin-deep in the stuff. Patrick Dovigi, the CEO of GFL Environmental—the fourth-largest waste management company in North America—clambers over a pile of stained mattresses, crushed plastic bottles and rotting wood at the company’s waste transfer station in northwest Toronto. Dovigi may be doing all this for a photo shoot, but as he hops into the bucket of a front-end loader and gestures with upturned hands for the driver to lift him higher—higher, he signals—it’s clear this is a man very much in his element, foul-smelling as it may be. Never mind that his brown suede shoes seem utterly ruined, that there’s a smear of white sludge across the back of his black sweatshirt, or that in less than half an hour, he’s scheduled to meet with an executive at one of GFL’s largest investors, the $190-billion Ontario Teachers’ Pension Plan. “It’s okay,” Dovigi says of the stains. “This is the garbage business.”

It’s unlikely any of his investors would complain about a bit of trash. Outside the world of tech unicorns, few companies in Canada have grown so massive, so fast. In a little over a decade, Dovigi has transformed GFL from virtually nothing into a trash empire with more than 9,500 employees collecting waste, recycling and organics from more than four million households in nine provinces and 23 U.S. states. The company’s unmistakable lime-green trucks now service more than 100 municipalities in Canada, including parts of Toronto, Hamilton, Halifax and Edmonton, plus hundreds more in the U.S., from bigger cities like Detroit and Nashville to small centres such as Alamance County, North Carolina, and Rochester Hills, Missouri.

GFL, which stands for Green for Life, has an even larger business in hauling waste away from companies, office towers and apartment buildings. There are also divisions that collect and process liquid waste and contaminated soil—all services GFL combines and sells, the way telecom companies bundle wireless, internet and TV packages. Last year, GFL’s revenue topped $2.7 billion, with half of that flowing from the U.S.; the company saw its earnings before interest, taxes, depreciation and amortization more than double, to $660 million.

Dovigi’s elbows-up style, penchant for debt-fuelled acquisitions—he’s completed more than 100 since 2007—and sharp eye for marketing have earned him a reputation as a disrupter in the once staid trash business. Now GFL is gearing up to go public this fall in what could be the largest Canadian initial public offering in years, driven by extreme anxiety over the mountains of waste North Americans produce and investors’ voracious appetites for waste management companies. GFL hopes to raise $1.98 billion, money it intends to use to repay debt and accelerate its expansion across Canada and the U.S.

Even before the IPO, Dovigi was, if you’ll pardon the pun, stinking rich. Having turned 40 in July, he owns several properties, including a luxury home in Toronto’s exclusive Rosedale neighbourhood, a private island in the Muskoka Lakes district, north of the city, and property on B.C.’s West Coast. He and his Brazilian wife, Fernanda, who have five children between them, regularly appear in fashion and society photo spreads, and were spotted courtside during the Toronto Raptors championship. On the day of our photo shoot, Dovigi arrives in a sleek black Lamborghini SUV, which he’d bought three months earlier and planned to swap for another set of wheels three months later. “I don’t smoke, I don’t drink, I don’t do drugs. I don’t have any vices except for one—cars,” he says. “Every six months, I get a new one.”

With the IPO, depending on the valuation GFL receives, Dovigi’s stake could be worth up to $2 billion, and the company’s prospectus shows that in fiscal 2018, his total pay package was $47.5 million, making him one of the highest-paid CEOs in the country. “It’s too much money,” he quips when the numbers are read out to him. “I have to give it away.” (In June, he donated $5 million for a new sports medicine clinic at Toronto’s Mount Sinai Hospital.)

Yet, Dovigi remains something of an enigma in corporate Canada. From the moment he and GFL arrived on the waste management scene in 2011—by beating out far larger rivals with a low-ball bid to privatize residential garbage collection in a wide swath of west Toronto—there have been questions, uttered darkly in anonymous corners of the internet, about how he did it. How could a man whose résumé includes a stab at becoming an NHL goalie, a stint in automotive leasing and a failed venture alongside Kiss frontman Gene Simmons, create such a vast fortune from nothing?

Dovigi has heard the rumours. “People like to think it’s like an episode of The Sopranos. Given my last name, there’s been some suspicion,” he told an interviewer in 2012. Tony Soprano, America’s favourite garbageman mobster, had only been off the air a few years when Dovigi splashed onto the scene in Toronto. Reflecting on the talk now, he laughs. “People would always say, ‘Who is this kid? How’s he doing this? It must be the Mafia that’s involved,’” says Dovigi, whose stocky six-foot frame and dark hair would certainly get him an audition for the part. “The things people were saying were just insane. It was funny. It’s all just noise.”

The real story of Dovigi’s journey to waste tycoon is one of aggressive deal making, audacious bets and an intense competitive streak that has seen him go to unconventional lengths to get an edge over his rivals.

This is a crucial moment for Dovigi. After operating largely away from the public eye for more than a decade, GFL will undergo a level of scrutiny with its IPO that he has never experienced. While the company’s private equity shareholders—which include Teachers, London’s BC Partners and GIC Group, Singapore’s US$100-billion sovereign wealth fund—may have been ever-present observers, Dovigi will now have to contend with analysts and investors chasing short-term results. Then there’s the squad of activist short sellers who have made an art out of crusading against high-flying Canadian companies with rich valuations and aggressive growth strategies.

In other words, GFL.

THE STAKEOUTS BEGAN at the crack of dawn. Each weekday morning for close to two months, Dovigi waited outside a yard filled with City of Toronto garbage trucks. As the crews set out on their collection routes, he’d fall in behind, taking notes as they picked up trash. Careful not to draw attention, Dovigi, then 31, regularly swapped vehicles—a Ford F-150 one day, a Range Rover the next. The half-dozen GFL executives who helped out did the same. Their purpose was recon: They needed to know how long it took each city truck to leave the lot, how often trucks emptied their loads, and how many hours it took to collect garbage from 165,000 households in what’s known as City of Toronto District 2—an area from Yonge Street west to the Humber River, and from Steeles Avenue down to Lake Ontario.

It was spring 2011, and GFL was one of several companies vying to take over garbage collection in the area. Mayor Rob Ford, still two years away from the infamous crack scandal, had made good on his election promise to privatize trash pickup after a pair of smelly, drawn-out strikes by city collectors. The stakes were high. GFL, then four years old, had already secured contracts to collect waste and recycling in parts of Hamilton and Peel Region, next door to Toronto. Through the acquisition of Turtle Island Recycling earlier in the year, it had also taken over garbage pickup in Etobicoke, which was privatized before amalgamation with Toronto. But winning the Toronto contract would be huge. “I had this opportunity to put 85 beautiful, bright green trucks in Canada’s largest city,” Dovigi says. “If I can successfully do this, I can do anything.”

But Dovigi had a problem. To fully understand how city crews operated, he needed to see the full sweep of the yard. So he took to the skies, chartering a helicopter to fly over the lot mornings and afternoons on several occasions, counting trucks to learn how many were left dormant each day. The short answer: a lot.

This was Dovigi’s aha moment. He knew GFL could get its trucks rolling faster, and do the job with fewer vehicles, than the city did. He recalls watching slack-jawed as two long lines of trucks, each 40 vehicles deep, formed to fuel up, since city crews only worked during the daytime. As a result, the last trucks didn’t even leave the lot until after 9 a.m. Likewise, maintenance crews clocked out at 5 p.m., he says, which meant all upkeep and repairs had to be done during the day, requiring the city to keep backup trucks on standby. GFL, on the other hand, carried out all maintenance and refuelling overnight. The upshot was that the city had 110 trucks to do the job, while Dovigi’s analysis revealed GFL could do it with 85.

Dovigi assumed his rivals must have done the same analysis. To ensure he landed the contract, he shaved another $2 million off his bid. When the results were revealed, GFL’s $17.5-million-a-year proposal was $3.5 million less than the next lowest bidder.

Amid cries of outrage from opponents of privatization, not to mention intense skepticism from politicians, rivals and the media, Toronto’s city council awarded Dovigi the seven-year contract, with an option for two one-year renewals (which they have granted).

“That was a TSN Turning Point for GFL,” he says. The hockey metaphor comes naturally to Dovigi—he shares a family tree with NHL Hall of Famers Phil and Tony Esposito, and he was drafted by the Edmonton Oilers as a goalie in 1997. Sometimes when he speaks about his plans for GFL, he comes across like a hockey player giving an interview between periods: “You know, we’ve got to continue executing the organic growth initiatives and, you know, expanding some of the liquid waste business and infrastructure business into the U.S.” During one hour-long interview, he repeats “you know” more than 200 times.

As Dovigi explains the importance of that Toronto contract, he’s sitting in the boardroom of the company’s Toronto satellite office, in the chi-chi Yorkville neighbourhood. (GFL’s main headquarters is located in a much less glamorous Vaughan mid-rise, an hour’s drive to the north.) With its exposed brick and ductwork, the place could easily house an app developer. Except on this day, you could drive a garbage truck through it and not hit anyone, a reflection of GFL’s barebones structure. It has just 20 people working in its corporate head offices, says Dovigi. “We push all the money out into the field to the regional guys, who know their local markets better.”

Those who have watched Dovigi’s rise know his willingness to leap into the trenches is what sets him apart. “He’s the smartest entrepreneur I’ve ever seen, and I’ve seen a lot of them,” says Ted Manziaris, who grew Turtle Island Recycling into a significant player before selling to GFL. Manziaris still handles some customer accounts for Dovigi, who calls him GFL’s other CEO—“chief entertainment officer.” Manziaris says Dovigi caught his eye when he stole away a waste collection contract for a Toronto furniture business. “That had never happened before—no one outworks me,” he says. “I got scared and realized I couldn’t beat him, so I joined him.”

DOVIGI’S PATH to the garbage business took several turns. He was born into the large Italian community in Sault Ste. Marie, in Northern Ontario, and his parents were both teachers, though his father also owned two chains of sports bars. “I got my brains from my mother and my work ethic from my father,” says Dovigi. Young Patrick showed skill between the posts, and while he was in his teens, he got an agent and moved south to play for the Ontario Hockey League, eventually being traded to the St. Michael’s Majors in Toronto. Dovigi wasn’t above mixing it up—a YouTube clip from 1996 shows him and a rival goalie exchanging blows at centre ice.

Along the way, Dovigi was drafted 41st by the Oilers but was never signed. After trying out unsuccessfully for the Detroit Red Wings, he decided to hit reset. “Sometimes in the sports world, you feel like a piece of meat,” he says. “I wanted to do something where I could control my own destiny.”

After attending a business management program at Ryerson University, he went to work for Brovi Investments, a real estate investment firm controlled by Toronto entrepreneur Romeo DiBattista. It was Dovigi’s first exposure to the waste business, though he might just as easily have wound up in Hollywood—one of Brovi’s investments was a broadcast venture with Kiss’s Simmons called No Good TV; Dovigi spent time in California with the rocker and sat on the company’s board, but it was a bust. NGTV eventually declared bankruptcy.

Brovi also held a mortgage for 310 Waste, a shuttered waste transfer station in Maple, Ontario, that was overloaded with garbage. Dovigi was dispatched to quickly clean up the site and reopen it. But just as crews began to move material, a massive fire broke out that burned for two weeks, spewing black smoke over Maple and nearby Vaughan. (Three men who operated the site before Dovigi’s arrival were ultimately found guilty under Ontario’s Environmental Protection Act of causing or permitting contaminants to be released into the environment; they were sentenced to 11 days in jail.)

A two-month cleanup became a two-year project, during which, Dovigi says, his eyes were opened to opportunities in the industry. The North American waste business was and remains highly fragmented, with a few big players at the top, and hundreds of small and mid-sized haulers below. Dovigi knew many mom-and-pop operations would soon go on the block as their owners retired, but the big guys were too lumbering to be interested in such tiny deals. By using the Maple transfer station as a base, he believed he could stitch together some of these smaller solid and liquid waste shops, and bundle their services for customers.

Before he could put his plan into action, Dovigi says he was pushed out by the DiBattista family. “That was not a pleasant experience for me,” he says. “You live and you learn.”

With his consolidation plan in hand, Dovigi lined up a meeting with Chris Payne, a managing partner at Genuity Capital Partners, now called Hawthorn Equity Partners. Payne recalls being impressed by Dovigi’s pitch. Because of his own background as an entrepreneur—Payne co-founded an online bank with Elon Musk that became part of PayPal—he says he has learned to recognize “the characteristics of someone who can make something out of nothing.” He saw that in Dovigi. “He was very confident, very fact-based and measured in setting expectations,” says Payne. Over two years, the private equity firm invested about $30 million in GFL. “Our return from first dollar in 2007 to our exit in 2018 was 24 times our money,” he says.

Dovigi used the funds to merge three small companies in 2007 and 2008, and while the initial plan was to grow the company to $50 million in revenue over five years and then sell it, Dovigi blew past that target in the first year. “Patrick was very good at unearthing an abundance of opportunities,” says Payne.

Early on, Dovigi realized the importance of building a brand that would unify his acquisitions and stand out, even in the unglamorous world of garbage. He settled on Green for Life because most of his rivals had the word “waste” in their titles, and “we wanted to be seen as a greener alternative.” Seeking a memorable colour for GFL’s trucks, he reached out to industrial paint maker PPG for swatches of its brightest, ugliest greens. When Dovigi settled on a colour, he asked PPG for a commitment: Once GFL’s fleet hit 1,000 trucks, PPG would change the name of the hue to GFL Green. It reached that target in 2012, the year it began collecting trash and recycling in western Toronto. GFL Green was born.

As for that Toronto contract, it lived up to its promise of cutting costs for the city, despite a rocky start that included delays, missed pickups and, as one city councillor put it, GFL trucks leaking “garbage juice” everywhere. “Look, when you put on 100 new drivers, there’s going to be speed bumps,” Dovigi says, noting that the complaints largely went away after the first few months. Over GFL’s initial seven-year term, the contract is estimated to have saved Toronto $78 million.

There are still many who argue the contract should revert to unionized city workers. “I still believe we would be offering a better public service and treating workers better if we kept garbage collection in-house,” says city councillor Gord Perks, a longtime critic of privatization. “The people who work for GFL don’t enjoy the same level of job security, health and safety protection, and all the benefits public sector workers enjoy.” (The company says it places a high priority on the health and safety of its workers.) Perks says he’ll once again vote against contracting out garbage collection when the matter next comes up.

In the meantime, GFL has grown so much since winning the Toronto contract that it accounts for only a fraction of its business.

PHOTOGRAPHER Edward Burtynsky is renowned for capturing humanity’s impact on the natural world. Dovigi and his wife are fans: They’ve collected at least 18 of Burtynsky’s large-format prints. If Dovigi sees the irony in acquiring the artwork of a photographer whose work documents the horrifying effects of waste, he doesn’t show it.

Readers of design magazine OBJEKT©International got a peek inside House Dovigi in 2017, when it devoted a spread to the couple’s Ritz-Carlton penthouse. (It has since been sold for $13 million.) The photos show some of the Burtynskys, along with a six- by-six-foot print of Heath Ledger’s face by photographer Martin Schoeller and a life-sized statue of a security guard by ultrarealist sculptor Marc Sijan.

Dovigi’s acquisitive streak extends to real estate. Over the years, he has bought and sold three homes in Forest Hill. Now the couple is renovating a seven-bedroom period home in Rosedale to accommodate their expanding brood. The Dovigis, who married seven years ago, have five children, including one from Fernanda’s previous relationship and a daughter Dovigi had with Mojdeh Razi, an interior designer who lives in California. In 2011, Razi left Canada while seven months pregnant and didn’t return. Dovigi launched a legal challenge, arguing that custody and access proceedings should take place in Ontario. A year later, the case went all the way to the Supreme Court of Canada, which sided with Razi. At the time, Dovigi called it a “terrible” decision that left him bitterly disappointed. His daughter now divides her time between Toronto and California. “We’re a bit of a modern family,” he says.

Somehow, Dovigi has also found time to pursue a side hustle: developing and selling cottages in Muskoka. “Some say I have an eye for building and my wife has an eye for design,” he says. The family’s own “cottage” was a 7,500-square-foot home with two boat- houses Dovigi built on the private 3.5-acre Star Island, which he bought for $2.8 million in 2013. (It has since been sold.) Dovigi and his wife have built and sold five other Muskoka properties. “Some people like them, some people don’t,” he admits.

Indeed. One project drew stiff resistance from locals. The plan was to renovate the existing 3,800-square-foot cottage on Reef Island and erect a new 7,800-square-foot home as well. Opponents pleaded with council to block the redevelopment, with several citing Dovigi’s own nearby cottage as a reason. “Every night in the summer, the lights blaze forth and an area of the lake which used to be dark (at night) and suitable for star-gazing is now as bright as a shopping mall,” wrote one cottager. The town council voted against Dovigi’s proposal. True to his move-fast, go-big style, Dovigi sold Reef Island for $9 million and bought Caniff Island, on the same lake, for around the same price.

BETWEEN FIGHTS with cottagers, court battles and property flips, you might assume Dovigi has little time for the waste business. Yet Dovigi is GFL and vice versa.

The CEO meets personally with nearly all of GFL’s acquisition targets, jetting around the continent on the company’s Bombardier jet, and pursues the same type of on-the-ground research he did in Toronto. Luke Pelosi, GFL’s chief financial officer, describes driving with Dovigi around small communities like Estevan, Saskatchewan, and Fox Creek, Alberta, looking for acquisition targets. In other cases, they were looking for places to build transfer stations or taking stock of where businesses store their garbage bins. “None of it is rocket science, but it’s putting in a lot of time to understand the business on the ground,” says Pelosi. “We don’t have minions out doing this—it’s Patrick himself.”

Aside from GFL’s steady diet of small waste companies, several blockbuster deals over the past five years have dramatically expanded its reach. Maybe it was just a matter of time before GFL stumbled.

In 2016, the company made its first foray into the U.S. with the purchase of Rizzo Environmental, a Detroit-area garbage hauler. Two weeks after the deal closed, CEO Chuck Rizzo Jr. was revealed to be at the centre of an FBI corruption investigation. Rizzo resigned, and he was eventually convicted of bribery and sentenced to more than five years in prison. Dovigi swung into crisis mode. He moved to Michigan and took over day-to-day management of Rizzo’s business, quickly replacing its trucks with GFL’s green machines. Armed with reference letters from his government customers in Canada, he met with municipal clients to persuade them to stay. (They all did.) He also brought in an outside law firm and forensic auditor to screen employee emails for evidence they were aware of the corruption. “The silver lining is that all this came out just after we closed, so it was clear the new guard and old guard were different,” says Dovigi.

Within a year, GFL nonetheless appeared ready to plunge into public markets, with news reports in 2017 suggesting it was pursuing a $1-billion IPO. Instead, a few months later, it announced a capital infusion by Teachers, BC Partners and GIC, followed shortly after by its biggest acquisition yet: the $3.7-billion purchase of Waste Industries of Raleigh, North Carolina, which doubled GFL’s size. The deal catapulted it into the industry’s top echelons, but along with the private equity recapitalization, it also added heavily to its debt load. Between December 2017 and December 2018, GFL’s long-term debt swelled from $2.5 billion to $6.3 billion. Last year, it reported a net loss of $611 million, a sixfold increase from 2017, due, in part, to a jump in interest charges and other finance costs. Dovigi attributes the higher loss to “purchase price accounting and depreciation of intangibles, which are non-cash items.”

Darryl McCoubrey, an analyst with Veritas Investment Research, says investors will be watching to see how GFL manages its debt levels, which are at the high end for the industry. In 2018, Moody’s downgraded GFL’s overall debt rating to B3 with a stable outlook. The risk, says McCoubrey, is that a down-turn could impact the company’s ability to manage its liabilities. While the waste management industry is relatively resistant to recessions in comparison to, say, the airline business, it’s not recession-proof. When people buy less stuff, they produce less garbage, forcing waste companies to compete harder on price.

GFL is sensitive about the perception of its debt. “We don’t have crushing levels of debt. We have private-company levels of debt, and once we go public, we will have public-company levels of debt,” says Pelosi. “That’s the way these things work.”

If all goes well, GFL has a significant opportunity to replicate in the U.S. what it has done in Canada, says Effram Kaplan, a managing director of U.S. investment bank Brown Gibbons Lang & Co. who specializes in waste management. He says no company in the U.S. is consolidating across different types of waste collection—in particular, liquid waste and industrial services—as intently as Dovigi is. “It’s a very fragmented marketplace here,” says Kaplan, who has advised businesses in transactions with GFL. “What Patrick is doing is forward-thinking.”

DOVIGI NOW SEES an opportunity in the global shifts of the garbage trade. For decades, Asian markets, particularly China, couldn’t get enough of the world’s empty plastic bottles, old newspapers and aluminum cans, which could be cheaply remade into new goods. It didn’t matter that much of that recyclable material was contaminated with garbage and organics—an abundance of cheap labour kept the boom going. “China made up for our laziness,” says Manziaris. But last year, China slammed the door shut on imports of recyclable junk. Now Western countries face a glut of scrap, commodity prices for recyclables have collapsed, and cities are confronted with soaring bills to dispose of the stuff.

Despite its green name, recycling has been a relatively small part of GFL’s revenue—just 5.6% in 2018. Most of the recycling it collects is taken to municipal facilities. But that’s changing as the company foresees the emergence of a more sustainable domestic recycling industry. Federal and provincial governments have begun to mandate that companies take responsibility for “end-of-life management” of both products and packaging. “There are markets where there are opportunities for us to have our own cradle-to-grave solutions,” says Dovigi. Toronto is one of them. In July, GFL acquired Canada Fibers, which handles 60% of Ontario’s blue-box recycling.

There’s some irony in the fact that as the Western world faces a garbage crisis, the garbage business is booming. Investors have driven valuations to record highs. Dovigi hopes to tap that enthusiasm with GFL’s IPO. Assuming it goes ahead as planned, the company’s subordinate-voting shares will trade on both the TSX and a U.S. exchange (yet to be determined). Meanwhile, this being Canada, GFL also has a class of shares worth 10 votes apiece. Dovigi will own all of them, giving him roughly 40% voting control of GFL. However, an investor-rights clause means that as long as BC Partners owns 15% of the company, Dovigi must vote in line with the directors it nominates to GFL’s board.

This raises a question: How long will GFL’s existing investors stick around? “You always have to be skeptical when you have private equity investors who are looking to exit within a year of investing in a company,” says McCoubrey, the Veritas analyst. That’s not the case here, insists Dovigi, who says none of the current investors are cashing in on the IPO. “This is all growth capital for us to continue growing GFL,” he says. (Interestingly, GFL’s prospectus says the company intends to use the proceeds “to repay certain indebtedness.”) But he admits that over time, BC Partners will sell its shares. The prospectus includes a laddered scale for how many directors the firm can appoint should it reduce its holdings from more than 30% to 5%. (Its exact stake is not yet public.)

A bigger question is how Dovigi will adjust to life under the watchful eyes of the market, analysts and regulators. Payne, whose private equity fund sold its stake in GFL after 11 years, says analysts will want to see exactly how GFL’s frantic pace of acquisitions are leading to synergies and quarterly improvements in productivity. “I don’t think Patrick’s been subject to that scrutiny to date,” says Payne. “It’s a bit like Elon with Tesla—eventually, the story and the results have to sync up, and if there’s skepticism, the markets can go the other way, and access to capital becomes diminished, and it becomes self-fulfilling that you stop growing because you’re not buying things.”

The flip side, says Payne, is that if the market gives GFL a premium valuation, Dovigi will have access to lots of cheap capital that could fuel a whole new era of growth.

As Dovigi himself notes: “Canada doesn’t have a lot of mainstream corporate champions in the world.” Now we’re about to find out if investors are ready for one that’s big, green and smelly.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements may relate to anticipated events or results and may include information regarding the Company’s financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations of future results, performance, achievements, prospects or opportunities or the markets in which the Company operates is forward-looking information. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expectations”, “opportunity”, “outlook”, “intends”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “will” or “will be.” In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances. These forward-looking statements and other forward-looking information are necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this free writing prospectus represents the Company’s expectations as of the date of this free writing prospectus (or as the date they are otherwise stated to be made) and are subject to change after such date. However, the Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws in Canada.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone: 1-866-471-2526, or by facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com or Goldman Sachs Canada Inc., TD North Tower, 77 King Street West Suite 3400, Toronto, ON M5K 1B7; J.P. Morgan Securities LLC Attention: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204 or J.P. Morgan Securities Canada Inc., Suite 4500, TD Bank Tower, 66 Wellington Street West, Toronto, ON  M5K 1E7 or by telephone: Canada Sales 416-981-9233; RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at 1-877-822-4089, or by email at equityprospectus@rbccm.com or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com; Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at ecm@scotiabank.com or Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, M5H 3Y2, Toronto, Ontario, or by telephone at 1-416-863-7704 or by email at ecm@scotiabank.com.